                                                                    Exhibit g(1)

Jaculin Aaron (State Bar No. 133983)
SHEARMAN & STERLING
777 South Figueroa Street, 34th Floor
Los Angeles, California 90017-5418
Tel:  (213) 239-0300
Fax:  (213) 239-0381

    -and-

James P. Tallon (State Bar No. 154035)
SHEARMAN & STERLING
Citicorp Center
153 East 53rd Street
New York, New York 10022-4676
Tel:  (212) 848-4000
Fax:  (212) 848-5252

Attorneys for Plaintiffs

                             UNITED STATES DISTRICT COURT

                   CENTRAL DISTRICT OF CALIFORNIA, WESTERN DIVISION
KOLLMORGEN CORPORATION       )
and TORQUE CORPORATION       )
                             )
         Plaintiffs,         )
                             )         Case No. 97-Civ-__
                             )
         v.                  )    COMPLAINT
                             )    FOR DECLARATORY
                             )    AND INJUNCTIVE RELIEF
PACIFIC SCIENTIFIC COMPANY,  )
WALTER F. BERAN, RALPH O.    )
BRISCOE, LESTER "BUCK" HILL, )
RALPH D. KETCHUM, WILLIAM A. )
PRESTON, and MILLARD H.      )
PRYOR, JR.                   )
                             )
         Defendants.         )


         Plaintiffs Kollmorgen Corporation ("Kollmorgen") and Torque
Corporation ("Torque"), by their undersigned attorneys, and upon knowledge as to themselves and upon information and belief as to all other matters, allege as follows:

                                JURISDICTION AND VENUE
                                ----------------------

         1. This Court has jurisdiction of the subject matter of this action pursuant to 28 U.S.C. Section 1332 in that it is a dispute among citizens of different states and the matter in controversy exceeds the sum of $75,000, exclusive of interest and costs.

         2. Venue is proper in this district pursuant to 28 U.S.C. Section 1391(a) and (c).

                                 NATURE OF THE ACTION
                                 --------------------

         3. During the second half of 1997, Kollmorgen has repeatedly presented Pacific Scientific Company ("Pacific Scientific") with a proposal for combining the two companies. Such a merger would create one of the world's leading suppliers of electronic motion control solutions -- one better positioned to compete globally and generate significant shareholder value -- in a transaction that offers a 33% premium for Pacific Scientific's current shareholders as well as a continuing significant equity interest in the combined company.

         4. In response to Kollmorgen's overtures, Pacific Scientific has flatly refused to negotiate the terms of the proposed business combination, even though the combination would realize substantial benefits for the shareholders of Pacific Scientific. There is only one possible explanation for the summary treatment Pacific Scientific has afforded this unique and compelling opportunity to enhance shareholder value: the desire of the Pacific Scientific Board of Directors (the "Board" or the "Director Defendants") and of management to perpetuate their current positions without regard for the best interests of the company's shareholders.

         5. Indeed, rather than permit Pacific Scientific's shareholders to decide for themselves how to respond to Kollmorgen's offer, the Director Defendants have maintained structural takeover defenses, including a poison pill (the "Poison Pill") and Article Fifth of Pacific Scientific's Restated Articles of Incorporation ("Article 5"), a so-called "fair price" provision that is intended to preclude certain types of mergers. The Director Defendants are likely to implement additional defenses.

         6. Unless restrained, defendants will invoke various anti-takeover devices to prevent the successful completion of the contemplated merger between Kollmorgen and Pacific Scientific (the "Proposed Merger") and the concomitant benefits to the Pacific Scientific shareholders. Unless prevented from doing so by this Court, the Proposed

Merger's substantial -- and irreplaceable -- value to Pacific Scientific's shareholders may be forever lost. As such, Kollmorgen and Torque bring this action against Pacific Scientific and the Director Defendants for injunctive and declaratory relief to prevent the defendants from delaying or impeding Kollmorgen's tender offer (the "Offer") and the Proposed Merger, through Pacific Scientific's anti-takeover devices or other defensive measures.

                                     THE PARTIES
                                     -----------

         7. Plaintiff Kollmorgen is a New York corporation whose principal place of business is located at 1601 Trapelo Road, Waltham, Massachusetts 02154. Kollmorgen is, among other things, one of the major worldwide manufacturers of high performance electronic motion control components and systems. Kollmorgen's products are manufactured and sold worldwide to the commercial & industrial and aerospace & defense markets. For the nine months ended September 30, 1997, Kollmorgen had revenues of $163,054,000; as of September 30, 1997, Kollmorgen had total assets of $142,144,000 and total common shareholders' equity of $41,911,000. Kollmorgen beneficially owns common stock of Pacific Scientific.

         8. Plaintiff Torque is a Delaware corporation whose principal place of business is located at 1601 Trapelo Road, Waltham, Massachusetts 02154. It is a wholly owned subsidiary of Kollmorgen, was formed for the sole purpose of effecting the Offer and the Proposed Merger, and has not conducted any unrelated activities since its organization. Torque owns common stock of Pacific Scientific.

         9. Defendant Pacific Scientific is a California corporation whose principal place of business is located at 620 Newport Center Drive, Suite 700, Newport Beach, California 92660. Pacific Scientific is a manufacturer and seller of electrical equipment and safety equipment products. For the nine months ended September 26, 1997, Pacific Scientific had revenues of $227,744,000; as of September 26, 1997, Pacific Scientific had total assets of $220,800,000 and total shareholders' equity of $102,865,000.

         10. Defendant Lester "Buck" Hill ("Hill") is a citizen of California. Hill was elected a director, Chairman of the Board, President and Chief Executive Officer of

Pacific Scientific in February 1997.

         11. Defendants Walter F. Beran ("Beran"), Ralph O. Briscoe ("Briscoe"), Ralph D. Ketchum ("Ketchum"), William A. Preston ("Preston"), and Millard H. Pryor, Jr. ("Pryor") are currently directors of Pacific Scientific and have been directors of Pacific Scientific at all times relevant to this action. Upon information and belief, Beran, Briscoe and Preston are citizens of California. Also upon information and belief, Ketchum is a citizen of Ohio, and Pryor is a citizen of Connecticut. The Director Defendants all owe fiduciary duties to Pacific Scientific and its shareholders.

                                  FACTUAL BACKGROUND
                                  ------------------

A.  THE BENEFITS OF A KOLLMORGEN-PACIFIC SCIENTIFIC COMBINATION

         12. As part of an ongoing effort to maximize value for its shareholders, Kollmorgen has proposed a business combination with Pacific Scientific.

         13. Analysis of the business combination shows that such a combination would produce compelling benefits for both companies. These opportunities include:

         (a) the creation of a leader in the high performance electronic motion control segment of the motors and controls industry;

         (b) a superior strategic and operational unit capitalizing on the complementary product lines and differing strengths of Kollmorgen and Pacific Scientific to provide products and support services globally;

         (c) the enhanced capability to tap foreign markets through the combined company's increased size and global scope, resulting in an expanded customer base and the ability to conduct more effective and cost-efficient global research and development, marketing, production and sourcing;

         (d) improved financial results for the combined companies through synergies achieved from cost savings and through additional revenues gained from global marketing and cross-selling efforts;

         (e)  the benefit of Kollmorgen's successful management team; and

         (f) enhanced external and internal growth opportunities presented by the combined company's increased size and scope and higher visibility in the business and financial communities.

B.  KOLLMORGEN'S PROPOSALS AND PACIFIC SCIENTIFIC'S REBUFFS

         14. On or about July 18, 1997, after detailed review of the implications of a possible combination of the two companies, Gideon Argov, Kollmorgen's Chairman, President and Chief Executive Officer, telephoned defendant Hill, Pacific Scientific's Chairman, President and Chief Executive Officer, to suggest that they meet to discuss ways in which the companies might cooperate, and the possibility of merging Kollmorgen and Pacific Scientific.

         15. On August 1, 1997, Mr. Argov met with defendant Hill in Newport Beach, California. Mr. Argov discussed the two companies and the motion control industry with defendant Hill and proposed a merger of Kollmorgen and Pacific Scientific. Defendant Hill indicated that he needed more time to consider Mr. Argov's proposal. Mr. Argov and defendant Hill agreed to speak again within the next few weeks.

         16. On August 13, 1997, Mr. Argov telephoned defendant Hill to ask whether defendant Hill had considered Mr. Argov's proposal. Defendant Hill responded that he had but that he needed more time to do so. Mr. Argov agreed to call defendant Hill in early September.

         17. On September 15, 1997, Mr. Argov again telephoned defendant Hill to ask whether defendant Hill was prepared to discuss a possible business combination. Defendant Hill again responded that he was not ready to discuss a possible business combination. Mr. Argov and defendant Hill agreed to speak again on October 15 or 16.

         18. On October 15, 1997, Mr. Argov attempted to telephone defendant Hill, but defendant Hill did not return Mr. Argov's calls.

         19. On October 21, 1997, Mr. Argov telephoned defendant Hill and again proposed the commencement of discussions of a possible merger of Kollmorgen and Pacific Scientific. Defendant Hill responded that he had thought about Mr. Argov's suggestion and discussed it with the Director Defendants and had concluded that it would not be in the best interests of Pacific Scientific.

         20. On December 9, 1997, Mr. Argov telephoned defendant Hill to inform defendant Hill that Mr. Argov was authorized by the Kollmorgen Board of Directors to make a proposal to acquire Pacific Scientific, and that defendant Hill should expect to receive a letter from Mr. Argov making such a proposal. Mr. Argov reiterated Kollmorgen's belief that a combination of Pacific Scientific and Kollmorgen offered unsurpassed benefits to both companies' shareholders and expressed his hope that defendant Hill and the Pacific Scientific Board would, once they had undertaken an informed review of Kollmorgen's proposal, support the proposed combination and open substantive discussions with Kollmorgen. Defendant Hill promised to telephone Mr. Argov with a response to the proposal on Friday, December 12, 1997. Following that telephone call, Mr. Argov sent to defendant Hill a letter outlining the contemplated terms of the Proposed Merger.

         21. On December 12, 1997, defendant Hill failed to telephone Mr. Argov as previously agreed. Mr. Argov attempted to reach defendant Hill by telephone without success. After the close of business on December 12, 1997, Mr. Argov received a terse three-sentence letter by telecopy from defendant Hill. Defendant Hill's abrupt letter did not include any indication of a willingness to negotiate a business combination with Kollmorgen.

         22. Kollmorgen was understandably surprised by Pacific Scientific's disregard of the opportunities presented by a business combination between the two companies -- this despite the clear and compelling benefits such a combination offered to Pacific Scientific and its shareholders.

         23. Rebuffed at every turn by the management of Pacific Scientific, which has, with the full support of the Director Defendants, failed adequately to consider the substantial opportunities presented by a proposed merger between Kollmorgen and Pacific Scientific, Kollmorgen was left with no alternative but to present its proposal directly to the shareholders of Pacific Scientific for their evaluation. This Kollmorgen accomplished by commencing the Offer through its subsidiary and by soliciting consents from Pacific

Scientific's shareholders (the "Solicitation") to call a special meeting of shareholders.

C.  THE OFFER AND THE PROPOSED MERGER

         24. On December 15, 1997, Torque commenced a tender offer to acquire the number of Pacific Scientific Common Shares that, when added to the number of Pacific Scientific Common Shares owned by Kollmorgen and Torque, would constitute a majority of the Pacific Scientific Common Shares outstanding on a
fully diluted basis.   The Offer is being made to all holders of Pacific
Scientific common shares at a price of $20.50 in cash per Pacific Scientific Common Share (the "Pacific Scientific Offer Price"), net to the seller in cash, representing a 33% premium to the market price of Pacific Scientific common stock on the last trading day before the announcement of the Offer. The Offer is conditioned, INTER ALIA, on the valid tender of a majority of the outstanding shares on a fully diluted basis, the redemption or invalidation of the Poison Pill, and the approval of the Offer and the Proposed Merger for purposes of
Article 5 (if required).

         25.  The Offer, if successful, will be followed by the Proposed
Merger, by which Pacific Scientific will merge with Kollmorgen or a wholly-owned subsidiary of Kollmorgen. All Pacific Scientific Common Shares not held or owned by Kollmorgen, Torque or a wholly-owned subsidiary of Kollmorgen, or by shareholders exercising their dissenters' rights, if any, will be converted into the right to receive shares of Kollmorgen common stock with a value of $20.50 (I.E., the same value of as the cash offer), subject to a collar. Kollmorgen has filed a Registration Statement on Form S-4 with the United States Securities and Exchange Commission (the "SEC") in connection with the Solicitation and the Proposed Merger.

         26. To facilitate the Offer and the Proposed Merger, Kollmorgen announced on December 15, 1997 its intention to solicit consents to call a special meeting of Pacific Scientific's shareholders (i) to remove the incumbent members of the Pacific Scientific Board, (ii) to nominate a slate of six directors for election to Pacific Scientific's Board (the "Kollmorgen Nominees"), and (iii) to repeal any Pacific Scientific bylaws that have not been filed with the SEC as of August 11, 1997, and any amendments that have been adopted after December 15, 1997. Subject to their fiduciary duties and if elected, it is expected that the Kollmorgen Nominees would amend the Poison Pill or redeem the rights to enable the consummation of the Proposed Merger, approve the Proposed Merger if required under Pacific Scientific's charter, and take all other actions necessary to remove any impediments to Pacific Scientific shareholders' ability to accept the Offer and consummate the Proposed Merger.

D.  PACIFIC SCIENTIFIC'S ANTI-TAKEOVER MEASURES

         27. Unless modified, Pacific Scientific's anti-takeover devices will interfere with the Offer and the Proposed Merger. Given the nature of the Offer and the Proposed Merger and their benefits to Pacific Scientific shareholders, Pacific Scientific should not be permitted to impede them by employing inappropriate defensive maneuvers. Nor should Pacific Scientific be permitted to impede or delay Kollmorgen's efforts to conduct its Solicitation, activities to which Kollmorgen has a right under California law.

    1.   THE POISON PILL

         28. In 1988, Pacific Scientific's Board of Directors adopted the Poison Pill, which allows the Board to preclude consummation of any tender or exchange offer, even those, such as the Offer, that are fully priced, noncoercive and provide substantial benefits to Pacific Scientific shareholders. The Poison Pill was amended in 1990.

         29. The Board initially implemented the Poison Pill by declaring a dividend distribution of one right to each Pacific Scientific shareholder of record as of November 18, 1988 and on each such share issued thereafter (the "Right"). Each Right entitles the holder thereof to purchase from Pacific Scientific a unit consisting of one-hundredth of a share of Series A Pacific Scientific Junior Participating Preferred Stock, at an exercise price of $45 per share, subject to adjustment. The Rights expire on November 7, 1998.

         30. The Rights do not separate from Pacific Scientific's shares of common stock until the "Separation Time." The "Separation Time" is the earlier of twenty days following (i) the date on which a person (or its affiliates or associates) acquires, or obtains the right to acquire, beneficial ownership of 25% or more of the outstanding shares of common stock (the "Acquiring Person"), and (ii) the date of commencement by any person of, or public announcement of the intention of any person to commence, a tender or exchange offer for outstanding shares of Common Stock that would result in such person owning beneficially 35% or more of the outstanding shares of Common Stock.

         31. After the Separation Time, each Right entitles the holder (EXCEPT the Acquiring Person and certain related entities, whose Rights will become disenfranchised) to buy $90 worth of Pacific Scientific stock for $45. This "flip-in" feature dilutes the Acquiring Person's holdings and increases the number of shares that the Acquiring Person would have to purchase in order to consummate a merger.

         32. In addition, if, after the Separation Time, Pacific Scientific has not redeemed the Rights, certain "triggering events" -- most significantly a merger in which Pacific Scientific is not the surviving corporation or its common stock is changed or exchanged -- would also entitle each holder of a Right to purchase $90 worth of the acquiring company's shares for $45 per right. This "flip-over" feature subjects the Acquiring Person to a half-price sale of its own stock, diluting the interest of its existing shareholders and impairing its capital structure.

         33. Due to the prohibitive costs the Poison Pill imposes on the Acquiring Person, any tender offer or exchange offer (such as the Offer) that would trigger the Rights cannot practically be consummated unless Pacific Scientific's Board redeems the Rights or amends the Poison Pill. Pacific Scientific's Board can redeem the Rights at a redemption price of $0.01 per right or can amend the Poison Pill to make the Rights inapplicable to the Offer. Accordingly, simply by refusing to redeem or to amend the Poison Pill, Pacific Scientific's Board can block the Offer regardless of the interests of Pacific Scientific's shareholders. The triggering of the Poison Pill would be particularly unjustified given the premium price and fair structure of the Offer and Proposed Merger. As applied here, the Poison Pill serves only one true purpose: entrenchment of the Director Defendants for their own personal gain and at the expense of their duty to act in the best interests of Pacific Scientific shareholders. A failure by Pacific Scientific and the Director Defendants to redeem the Rights or to amend the Poison Pill would be a breach of the Director Defendants' fiduciary duties because such failure will effectively hinder or prevent the shareholders of Pacific Scientific from exercising their fundamental rights under California law to determine the future of the company they own.

    2.   ARTICLE 5 OF PACIFIC SCIENTIFIC'S ARTICLES OF INCORPORATION

         34. Article 5 of Pacific Scientific's Articles of Incorporation imposes substantial restrictions on business combinations involving a party who becomes the beneficial owner of 5% or more of the voting power of Pacific Scientific (the "Acquiror"). Article 5 purports to prohibit a business combination between Pacific Scientific and an Acquiror unless: (i) the transaction is approved by at least two-thirds of all Pacific Scientific's voting shareholders, as well as by a majority of shares held by shareholders other than the Acquiror; (ii) the transaction is approved unanimously by the Board of Directors or by a majority of the Board of Directors prior to the acquisition by any person of beneficial ownership of 5% or more of Pacific Scientific Common Stock; or (iii) the Acquiror meets certain so-called "fair price" and procedural requirements.

         35. Given the premium price and fair structure of the Offer and the Proposed Merger, failure on the part of Pacific Scientific and the Director Defendants to approve the Offer and the Proposed Merger for purposes of Article 5 breaches their fiduciary duties. Such a failure effectively hinders or prevents the shareholders of Pacific Scientific from exercising their fundamental rights under California law to determine the future of the company they own, and instead serves only to entrench the Director Defendants.

                                  DECLARATORY RELIEF
                                  ------------------

         36. Pacific Scientific's anti-takeover devices, its rejection of Kollmorgen's previous attempts to negotiate a business combination, and its unwillingness to redeem the Rights, to amend the Poison Pill, or to take the necessary steps to approve the Offer and the Proposed Merger for purposes of
Article 5 demonstrate that there is a substantial controversy between the parties. Moreover, Pacific Scientific's unreasonable anti-takeover devices and other defensive measures will interfere with Kollmorgen's Offer and Solicitation. The adverse legal interests of the parties are real and immediate.

         37. The granting of the requested declaratory relief will serve the public interest by affording relief from uncertainty and by avoiding delay as well as conserving judicial resources by avoiding piecemeal litigation.

                                  IRREPARABLE INJURY
                                  ------------------

         38. Pacific Scientific's unwillingness to redeem the Rights or amend the Poison Pill, or to take the necessary steps to approve the Offer and the Proposed Merger for the purposes of Article 5, will hinder and potentially prevent Kollmorgen from proceeding with the Offer and the Proposed Merger. Should that occur, Kollmorgen will have lost the unique opportunity to acquire Pacific Scientific. The resulting injury to Kollmorgen will not be compensable in money damages and plaintiffs have no adequate remedy at law.

                                      COUNT ONE
                                      ---------

                (DECLARATORY AND INJUNCTIVE RELIEF:  THE POISON PILL)
                -----------------------------------------------------

         39. Kollmorgen repeats and realleges each and every allegation set forth in paragraphs 1 through 38 as if fully set forth herein.

         40. The Director Defendants stand in a fiduciary relationship with Pacific Scientific's shareholders, including Kollmorgen and Torque. As fiduciaries, the Director Defendants owe the highest duties of care, loyalty and good faith.

         41. The Offer and the Proposed Merger are noncoercive, nondiscriminatory, and the holders of Pacific Scientific shares not purchased in the Offer will receive consideration of the same value in the Proposed Merger. The Offer and the Proposed Merger pose no threat to Pacific Scientific's corporate policy and effectiveness. The Offer and the Proposed Merger represent a substantial premium over the market price of Pacific Scientific stock prior to the public announcement of the Offer and the Proposed Merger.

         42. Failure of the Pacific Scientific Board to redeem the Rights or to amend the Poison Pill, or otherwise to make it inapplicable to the Offer and the Proposed Merger, is a severe and inappropriate response to the Offer and the Proposed Merger. In addition, failure of the Pacific Scientific Board to determine that the Offer and the Proposed Merger are fair to and in the best interests of Pacific Scientific and its shareholders constitutes a violation of the Director Defendants' fiduciary duties.

         43. Kollmorgen seeks: (i) a declaration that the failure to redeem the Rights or to otherwise amend the Poison Pill to make it inapplicable to the Offer and the Proposed Merger is a breach of fiduciary duty; and (ii) an injunction compelling Pacific Scientific and the Director Defendants to redeem the Rights or otherwise to amend the Poison Pill to make it inapplicable to the Offer and the Proposed Merger.

         44.  Kollmorgen has no adequate remedy at law.

                                      COUNT TWO
                                      ---------

                   (DECLARATORY AND INJUNCTIVE RELIEF:  ARTICLE 5)
                   -----------------------------------------------

         45. Kollmorgen repeats and realleges each and every allegation set forth in paragraphs 1 through 44 as if fully set forth herein.

         46. The Offer and the Proposed Merger are noncoercive, nondiscriminatory, and the holders of Pacific Scientific shares not purchased in the Offer will receive consideration of the same value in the Proposed Merger. The Offer and Proposed Merger pose no threat to Pacific Scientific's corporate policy and effectiveness. The Offer and the Proposed Merger represent a substantial premium over the market price of Pacific Scientific stock prior to the public announcement of the Offer and the Proposed Merger.

         47. Application of Article 5 to impede, delay, or prevent consummation of the Offer and the Proposed Merger is not proportionate to any threat posed by, or within the range of reasonable responses to, the Offer and the Proposed Merger, and violates the Director Defendants' fiduciary duties.

         48.  Kollmorgen seeks: (i) a declaration that the application of
Article 5 to impede, delay, or otherwise frustrate the Offer and the Proposed Merger is a breach of fiduciary duty; and (ii) an injunction compelling Pacific Scientific and the Director Defendants to approve the Offer and Proposed Merger for purposes of Article 5.

         49.  Kollmorgen has no adequate remedy at law.

                                     COUNT THREE
                                     -----------

                     (INJUNCTIVE RELIEF:  NO DEFENSIVE MEASURES)
                     -------------------------------------------

         50. Kollmorgen repeats and realleges each and every allegation set forth in paragraphs 1 through 49 as if fully set forth herein.

         51. The Offer and the Proposed Merger are noncoercive, nondiscriminatory, and the holders of Pacific Scientific shares not purchased in the Offer will receive consideration of the same value in the Proposed Merger. The Offer and the Proposed Merger pose no threat to Pacific Scientific's
corporate policy and effectiveness.   The Offer and the Proposed Merger
represent a substantial premium over the market price of Pacific Scientific stock prior to the public announcement of the Offer and the Proposed Merger.

         52. The Offer and the Solicitation comply with all applicable laws, obligations and agreements, including the securities laws and any contractual and common law obligations that may be owed by Kollmorgen to Pacific Scientific.

         53. Adoption of any defensive measure or amendment of any existing defensive measure against the Offer, the Solicitation or the Proposed Merger that would have the effect of impeding the Offer, the Solicitation or the Proposed Merger or preventing a future Pacific Scientific Board from exercising its powers and fiduciary duties, would be a violation of California law and of the fiduciary duties of the current Board to Pacific Scientific shareholders.

         54. Kollmorgen seeks an injunction prohibiting any such defensive measure by Pacific Scientific and the Defendant Directors to thwart the Offer, the Solicitation and the Proposed Merger.

         55.  Kollmorgen has no adequate remedy at law.

         WHEREFORE, Kollmorgen respectfully requests that the Court enter an order:

         a. declaring that failure to (i) redeem the Rights or to otherwise amend the Poison Pill to make it inapplicable to the Offer and the Proposed Merger, or (ii) approve the

Offer and the Proposed Merger pursuant to Article 5 constitutes a breach of the Director Defendants' fiduciary duties;

         b. declaring that the Poison Pill is unenforceable as to the Offer and the Proposed Merger under California law;

         c. compelling Pacific Scientific and the Director Defendants to redeem the Rights or to amend the Poison Pill to make it inapplicable to the Offer and the Proposed Merger, and enjoining Pacific Scientific and the Director Defendants from taking any action to utilize the Poison Pill to interfere with, impede or delay the consummation of the Offer, the Solicitation or the Proposed Merger;

         d. compelling Pacific Scientific and the Director Defendants to approve the Offer and the Proposed Merger for the purposes of Article 5, and enjoining Pacific Scientific and the Director Defendants from taking any action to enforce or apply Article 5 so as to interfere with, impede or delay the consummation of the Offer, the Solicitation or the Proposed Merger;

         e. enjoining Pacific Scientific and the Director Defendants from adopting or employing any defensive device or taking any steps to impede or interfere with the Offer, the Solicitation or the Proposed Merger;

         f. declaring that Pacific Scientific and the Director Defendants may not commence, and enjoining them from commencing, other judicial proceedings so as to delay or impede consummation of the Offer, the Solicitation or the Proposed Merger;

         g. granting damages for all incidental injuries suffered as a result of defendants' unlawful conduct;

         h. awarding Kollmorgen its costs and expenses in this action, including reasonable attorneys' fees; and

         i. granting such other and further relief as the Court deems just and proper.

Dated:   December 15, 1997

                             -------------------------------------------
                             Jaculin Aaron (State Bar No. 133983)

                             SHEARMAN & STERLING
                             777 South Figueroa Street,
                             34th Floor
                             Los Angeles, California 90017-5418
                             Tel:  (213) 239-0300
                             Fax:  (213) 239-0381

                             Attorneys for Plaintiffs
                             Kollmorgen Corporation and
                             Torque Corporation

Of counsel:
James P. Tallon (State Bar No. 154035)
SHEARMAN & STERLING
Citicorp Center
153 East 53rd Street
New York, New York 10022-4676
Tel:  (212) 848-4000
Fax:  (212) 848-5252